T. ALAN OWEN & ASSOCIATES, P.C.

Attorneys At Law

One Arlington Centre

1112 East Copeland Road

Suite 420

Arlington, Texas 76011

TELEPHONE:

TELEFAX

(817) 460-4498

(817) 795-0154

(817) 461-6079 Metro

November 3, 2004

Mentor Promotions, Inc.

5114 Dowell Circle

Rockwall, Texas 75032

Mr. Mark Wells

RE:

Issuance of common stock of Mentor Promotions, Inc.

Dear Mr. Wells:

As the sole director, officer and major shareholder of Mentor Promotions, Inc. (the "Corporation"), you have requested my opinion as special securities counsel for the Corporation with regard to the issuance of its Common Stock, par value of $0.001 per share (the "Common Stock"), upon organization and pursuant to a public offering of a maximum of not more than 2,000,000 shares and a minimum of not less than 200,000 shares, at a price of $0.25 per share.

In this respect, I have examined the following documents of the Corporation:

   1.

Articles of Incorporation filed with the Secretary of State of Nevada, on August 2, 2000.

   2.

A set of Bylaws approved and adopted by the Corporation upon its organization.

   3.

Minutes of the organization meeting held by Mark Wells on August 3, 2000, as the sole director named in the Articles of Incorporation, during which the following business, among others, was transacted:

   C

Issuance of 4,000,000 shares of the Corporation's Common Stock to Mark Wells as consideration for services rendered and cash advanced to or for the Corporation at a stated value of $4,000.00.

   4.

Written Consent of Sole Director, Mark Wells, dated August 28, 2000, which authorizes the following transaction:

   C

Issuance of 200,000 shares of Common Stock of the Corporation as consideration for building a website and other services regarding the business development process.

   C

Filing of a public offering of not more than 1,000,000 shares and not less than 150,000 shares of the Corporation's Common Stock at a price of $0.50 per share pursuant to a registration statement to be filed by the Corporation with the Securities and Exchange Commission on Form SB-1 or SB-2.

   4.

Written Consent of Sole Director, Mark Wells, dated May 6, 2002, which authorizes the following transaction:

   C

Filing of a public offering of not more than 2,000,000 shares and not less than 200,000 shares of the Corporation's Common Stock at a price of $0.25 per share pursuant to a registration statement to be filed by the Corporation with the Securities and Exchange Commission on Form SB-1.

Based upon my examination of the foregoing documents, which constitute all of the records of the Corporation, I am of the opinions of Common Stock presently outstanding constitute validly issued, fully paid, and non-assessable shares of Common Stock of the Corporation.  Additionally, it is my opinion that the shares authorized for issuance pursuant to the public offering will, upon payment therefore, likewise constitute validly issued, fully paid, and non-assessable shares of Common Stock of the Corporation under the applicable corporate provisions of the Nevada Revised Statutes of the State of Nevada, the applicable provisions of the Nevada Constitution, and reported judicial decisions interpreting those laws..

Very truly yours,

/s/ T. Alan Owen

T. Alan Owen

TAO/jac

Mentor Promotions-Stock Issuance Opin L1